UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6 K
Report of Foreign Private Issuer
Pursuant to Rules 13a 16 or 15d 16 under
the Securities Exchange Act of 1934
Dated December 9, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20 F or Form 40 F.
Form 20 F Form 40 F
Indicate by check mark if the registrant is submitting the Form 6 K in paper as permitted by
Regulation S T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6 K in paper as permitted by
Regulation S T Rule 101(b)(7): _____

SIBANYE GOLD LIMITED
Trading as Sibanye-Stillwater
Registration Number 2002/031431/06
Incorporated in the Republic of South Africa
Share Code: SGL (JSE) and SBGL (NYSE)
ISIN Code: ZAE000173951
(“SGL” or “the Company” or “the Group”)
SIBANYE STILLWATER LIMITED
Registration Number 2014/243852/06
Incorporated in the Republic of South Africa
(“Sibanye-Stillwater”)

Abridged pre-listing statement for Sibanye Stillwater Limited

1. Introduction
Further to the announcement released by the Company on 5 December 2019 regarding the posting of the Scheme Circular and the Sibanye-Stillwater Pre-listing statement, we set out below the abridged prelisting statement for Sibanye-Stillwater.

2. Sibanye-Stillwater Abridged Pre-Listing Statement
2.1 Number and description of securities
The authorised share capital of Sibanye-Stillwater as at the date of the Pre-listing
Statement is 10,000,000,000 (ten billion) ordinary shares with no par value, the issued share capital of Sibanye-Stillwater is 1 (one) ordinary share with no par value and Sibanye-Stillwater will, immediately following the implementation of the Scheme, have a stated capital in compliance with the JSE
Listings Requirements. As at the date of listing, no Sibanye-Stillwater Shares will be held as treasury shares. It is expected that Sibanye-Stillwater will have 2,670,029,252 Sibanye-Stillwater Shares listed on the JSE following the implementation of the Scheme being the same number of shares that SGL will have listed on the JSE on the Implementation Date.

2.2 Details of Sibanye-Stillwater
Name of Applicant: Sibanye Stillwater Limited
Date of registration: 7 November 2014
Registration Number: 2014/243852/06
ISIN: ZAE000259701
Short name: Sibanye-S
Alpha Code: SSW
Sector of the Main board: “Platinum & Precious Metals”

2.3 Nature of the business
Following the implementation of the Scheme, Sibanye-Stillwater will serve as the holding company for the Group.
The Group is an independent, global precious metal mining group, producing a mix of metals that includes gold and PGMs. Following the successful completion of the Lonmin Acquisition and its associated mining, retreatment, smelter, base and precious metal refinery assets in South Africa in June 2019, the Group has become the world’s largest primary producer of platinum, the second-largest producer of palladium and a leading global producer of gold from diversified operations spanning southern Africa and the Americas.

2.4 Information of the directors
Upon the implementation of the Scheme, the Sibanye-Stillwater Board is expected to comprise the same members as the current SGL Board and the Sibanye-Stillwater
Management is expected to comprise the same members as the current SGL
Management.
The business address for all of the current and expected Sibanye-Stillwater
Directors and Sibanye-Stillwater Management is Constantia Office Park,
Bridgeview House, Building 11, Ground Floor, Cnr 14th Avenue & Hendrik Potgieter
Road, Weltevreden Park, 1709, South Africa.
Directors on date of listing
Executive Directors
Neal Froneman (Chief Executive Officer)
Charl Keyter (Chief Financial Officer)

Independent Non-Executive Directors
Vincent Maphai (Chairman)
Timothy Cumming
Savannah Danson
Harry Kenyon-Slaney
Richard Menell
Nkosemntu Nika
Keith Rayner
Susan van der Merwe
Jerry Vilakazi

This announcement is not the full Sibanye-Stillwater Pre-listing Statement. The full Sibanye-Stillwater Pre-Listing Statement is available, on the Group’s website at www.sibanyestillwater.com/news-investors/news/holding-entity-change/.
In addition physical copies may be obtained during business hours from the registered office of Sibanye-Stillwater at Constantia Office Park Bridgeview House, Building11,
Ground Floor Cnr 14th Avenue and Hendrik Potgieter Road Weltevreden Park, 1709
and the offices of the Sponsor at 1 Fricker Road Illovo, Johannesburg, 2196.

Ends.

Johannesburg.
9 December 2019

Investor relations contact:
James Wellsted
Head of Investor Relations
Email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

Where relevant, these actions are subject to the appropriate consultations and approvals.

Certain statements included in this announcement about SGL and Sibanye-Stillwater, as well as oral statements that may be made by SGL, Sibanye-Stillwater, or by officers, directors or employees acting on their behalf related to the subject matter hereof, may constitute or are based on forward-looking statements, including
“forward-looking statements” within the meaning of the United States Private
Securities Litigation Reform Act of 1995. Forward-looking statements are not based on historical facts, and are generally preceded by, followed by or include the words
“target”, “would”, “potential”, “aim”, “forsee”, “may”, “will”, “should”, “expect”,
“envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”,
“hope”, “can”, “is designed to” or similar phrases. These forward-looking statements are necessarily based upon the current expectations and assumptions of senior management regarding anticipated developments and other factors affecting the
Sibanye-Stillwater group and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

SGL and Sibanye-Stillwater undertake no obligation and do not intend to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as may be required by applicable law.
Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the JSE and the SEC, including in the SGL
Annual Report on Form 20-F 2018 and the 2019 Form F-4 (and any amendments thereto).

IMPORTANT INFORMATION
This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with the Scheme, Sibanye-Stillwater has filed a registration statement on Form F-4 (File No. 333-234096), which includes important information with respect to the Scheme. The final registration statement on Form F-4 will be made available to the relevant security holders of SGL.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS IN THE UNITED STATES AND ADS HOLDERS OF SGL ARE URGED TO
READ THE US REGISTRATION STATEMENT REGARDING THE PROPOSED SCHEME
CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY
DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE
INTO THE REGISTRATION STATEMENT AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS
TO THOSE DOCUMENTS, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT
SGL, SIBANYE-STILLWATER AND THE PROPOSED SCHEME.
Shareholders and ADS holders are able to obtain free copies of the US Scheme offer document, as well as other filings containing information about SGL and Sibanye-Stillwater, without charge, at the SEC’s website at http://www.sec.gov. Shareholders and ADS holders are also able to obtain these documents, without charge, from SGL’s website at http://www.sibanyestillwater.com
.

This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, Sibanye-Stillwater may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: December 9, 2019
By:
/s/
Charl Keyter
Name:
Charl Keyter

Title:
Chief Financial Officer